UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☒
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Taomee Holdings Limited

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Cayman Islands

(Jurisdiction of Subject Company’s Incorporation or Organization)

Taomee Holdings Limited

(Name of Person(s) Furnishing Form)

Options to purchase ordinary shares, par value $0.00002 per share, granted under the Taomee Holdings Limited 2010 Share Incentive Plan

(Title of Class of Subject Securities)

G8673T 108

(CUSIP Number of Class of Securities (if applicable))

Paul Keung

16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District, Shanghai

People’s Republic of China, 200233

(86-21-61280056)

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 16, 2012

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	The following documents, which are attached as exhibits hereto, were distributed to holders of eligible options to purchase ordinary shares, par value $0.00002 per share, granted under the Taomee Holdings Limited 2010 Share Incentive Plan between January 2011 and May 2011.

Exhibit A: Notice to Option Holders

Exhibit B: Offering Circular

Exhibit C: Form of Individual Statement

Exhibit D: Election Form and Release Agreement

(b)	Not applicable.

Item 2.	Informational Legends

Not applicable.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and power of attorney on Form F-X filed concurrently with the Securities and Exchange Commission on March 16 , 2012.

(2)	Not applicable.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Paul Keung
(Signature)

Paul Keung, Chief Financial Officer
(Name and Title)

March 16, 2012
(Date)